Exhibit 99.4

CREDIT AGREEMENT

This CREDIT AGREEMENT is entered into as of February 17, 2021 (this “Agreement”), among V99, INC., a Delaware corporation (“Parent”), TELENAV99, INC., a Delaware corporation and wholly owned Subsidiary of Parent (“Merger Sub”), as borrower, each subsidiary of Parent listed on the signature pages hereto as a “Guarantor” (collectively, with Parent, the “Guarantors”), Haiping (HP) JIN, an individual resident of the State of California (“Jin”), and DIGITAL MOBILE VENTURE LIMITED, a British Virgin Islands company (“DMV” and, collectively with Jin, “Lenders” and each a “Lender”).

WITNESSETH:

WHEREAS, Parent, Merger Sub and Telenav, Inc., a Delaware corporation (“Telenav”), have entered into that certain Agreement and Plan of Merger, dated as of November 2, 2020 (as amended by Amendment No. 1, dated December 16, 2020, and as further amended, supplemented, or otherwise modified in accordance with its terms, the “Merger Agreement”), pursuant to which Parent will acquire all of the issued and outstanding equity interests in Telenav by merger of Merger Sub with and into Telenav, with Telenav as the surviving corporation (the “Merger”);

WHEREAS, Parent and Merger Sub require funds (a) to finance the entire Merger Consideration (as defined in the Merger Agreement), (b) to repay or prepay indebtedness required under the Merger Agreement to be repaid or prepaid on the Closing Date, and (c) to pay all fees and expenses associated with the Transactions (as defined in the Merger Agreement) incurred by Parent, Merger Sub or any of their respective Affiliates (as defined in the Merger Agreement) and required to be paid on the Closing Date by such party (collectively, the “Permitted Uses”), and the Lenders are willing to advance funds to Borrower on the terms and conditions herein set forth;

NOW THEREFORE, the parties hereby agree as follows:

Section 1. Definitions. Capitalized terms used herein without being herein defined shall have the meanings set forth in the Merger Agreement. In addition, the following terms when used herein shall have the following meanings:

“Availability Period” has the meaning set forth in Section 2(a).

“Borrower” shall include Merger Sub and any corporation or other entity that succeeds to Merger Sub’s obligations under this Agreement, whether by permitted assignment, by merger or consolidation (including without limitation the Merger), operation of law or otherwise.

“Business Day” means a day other than a Saturday or a Sunday on which banks are open for business in California.

“Change of Control” means any event or series of related events by which:

(a) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended, but excluding any employee benefit plan of such person or its subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934), directly or indirectly, of forty percent (40%) or more of the capital stock of Parent entitled to vote for members of the board of directors or equivalent governing body of Parent on a fully-diluted basis; or

(b) during any period of twelve (12) consecutive months, a majority of the members of the board of directors or other equivalent governing body of Parent ceases to be composed of individuals (i) who were members of that board or equivalent governing body on the first day of such period, (ii) whose election or nomination to that board or equivalent governing body was approved by individuals referred to in clause (i) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body or (iii) whose election or nomination to that board or other equivalent governing body was approved by individuals referred to in clauses (i) and (ii) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body;

provided that, notwithstanding the foregoing, “Change of Control” shall not include the Merger.

“Commitment” means an amount that equals the aggregate amount required to fund Permitted Uses, but not to exceed $257,000,000.

“Default” means any Event of Default (as defined in Section 7) or any event or condition that constitutes or, with notice or lapse of time or both would constitute, an Event of Default.

“Event of Default” has the meaning set forth in Section 7.

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Guarantor” and “Guarantors” each has the meaning in the caption hereto.

“Indebtedness” means (a) any indebtedness for borrowed money, (b) the deferred purchase price of property, (c) the amount of any leases that would be required to be capitalized in accordance with generally accepted accounting principles in the United States as in effect from time to time, (d) any reimbursement and other obligations in respect of letters of credit and surety or performance bonds, (e) all net obligations in respect of Swap Contracts, and (f) any liability as a surety, guarantor, accommodation party or otherwise for or upon any Indebtedness of any other Person of the nature described in the foregoing clauses (a) through (e).

“Indemnified Taxes” has the meaning set forth in Section 3(f).

“Lender” and “Lenders” each has the meaning in the caption hereto.

“Lien” means any mortgage, deed of trust, pledge, security interest, assignment, deposit arrangement, charge or encumbrance, lien (statutory or other), or other preferential arrangement (including, without limitation, any conditional sale or other title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing or any agreement to give any security interest).

“Loan Document” means this Agreement and each document executed by any Obligor and delivered to any Lender in connection with or pursuant to this Agreement.

“Loans” has the meaning set forth in Section 2(a).

“Majority Lenders” means, at any time, Lenders who together hold more than 50% of the Commitment or, at any time after the termination of the Commitment, Lenders who together hold more than 50% of the amount of the outstanding Loans).

“Material Adverse Effect” on any Person means a material adverse effect on the operations, properties, business or financial condition of such Person.

“Maturity Date” means the earlier to occur of (i) the date that is five (5) years after the date on which the first Loan is advanced and (ii) the date on which the Loans become due and payable pursuant to Section 8.

“Maximum Rate” has the meaning set forth in Section 3(a)(iii).

“Merger” has the meaning set forth in the Recitals.

“Merger Agreement” has the meaning set forth in the Recitals.

“Obligations” means, subject to the following sentence, the unpaid principal of and interest on (including interest accruing after the maturity of the Loans and interest accruing after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, relating to any Obligor, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding) the Loans and all other obligations and liabilities of any Obligor to any Lender, whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, any Loan Document or any other document made, delivered or given in connection herewith or therewith, whether on account of principal, interest, reimbursement obligations, payment obligations, fees, indemnities, costs, expenses (including all reasonable and documented out-of-pocket fees, charges and disbursements of counsel to any Lender, that are required to be paid by any Obligor pursuant any Loan Document or otherwise.

“Obligor” means each of Borrower and each Guarantor and “Obligors” means the foregoing, collectively.

“Parent” has the meaning in the caption hereto.

“Permitted Indebtedness” means:

(a) the Obligations;

(b) Indebtedness of any Obligor or any Subsidiary of any Obligor in existence on the date hereof;

(d) trade payables incurred in the ordinary course business;

(d) Indebtedness of the Borrower or any Subsidiary with respect to capital leases and purchase money Indebtedness in an aggregate amount at any time outstanding not to exceed $1,000,000;

(e) Indebtedness in respect of Swap Contracts entered into for non-speculative purposes;

(f) Indebtedness of any Obligor or any Subsidiary of any Obligor to any other Obligor or any Subsidiary of any Obligor;

(g) Indebtedness of a Person or Indebtedness attaching to assets of a Person that, in either case, becomes a Subsidiary of any Obligor, or Indebtedness attaching solely to assets that are acquired by an Obligor or any Subsidiary of an Obligor, in each case after the date hereof; provided that such Indebtedness existed at the time such Person became a Subsidiary or at the time such assets were acquired and, in each case, was not created in anticipation or contemplation thereof;

(h) Indebtedness incurred by the Borrower or any Subsidiary in the form of indemnification, incentive, non-compete, consulting, adjustment of purchase price or similar obligations (including “earn-outs” or similar obligations in connection with acquisitions) and other contingent obligations (other than in respect of Indebtedness for borrowed money of another Person), or guaranty securing the performance of the Borrower or any Subsidiary (both before and after liability associated therewith becomes fixed), in each case, pursuant to any agreement entered into in connection with dispositions or acquisitions of any business, assets or Subsidiary (which disposition or acquisition has been approved by Majority Lenders);

(i) Indebtedness pursuant to any guaranties, performance, surety, statutory, appeal or similar bonds or obligations incurred in the ordinary course of business or any bankers’ acceptance, bank guarantees, letter of credit, warehouse receipt or similar facilities (including in respect of workers compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance or other Indebtedness with respect to reimbursement-type obligations regarding workers compensation claims) or tenant improvement loans incurred in the ordinary course of business;

(j) guaranties of the obligations of suppliers, customers, franchisees, lessors, licensees, sub-licensees and distribution partners of any Obligor or any Subsidiary of any Obligor incurred in the ordinary course of business;

(k) Indebtedness consisting of deferred compensation or stock-based compensation to employees of any Obligor or any Subsidiary of an Obligor, including Indebtedness consisting of obligations under deferred compensation or any other similar arrangements incurred in connection with any investment or any acquisition;

(l) Indebtedness of the Borrower or any Subsidiary in connection with any bank services, including, without limitation (i) cash management and related services, including automated clearinghouse of funds, treasury, depository, overdraft, electronic funds transfer, cash pooling, controlled disbursements and other cash management arrangements, (ii) commercial credit card and merchant card services, credit or debit cards, stored value cards and purchase cards and the processing of related sales or receipts, (iii) e-payables and comparable services and (iv) letters of credit;

(m) Indebtedness owing to any unaffiliated insurance company in connection with the financing of insurance premiums;

(n) Indebtedness consisting of take-or-pay obligations contained in supply arrangements in each case, incurred in the ordinary course of business or consistent with industry practice;

(o) customer deposits and advance payments received in the ordinary course of business or consistent with industry practice from customers for goods and services purchased in the ordinary course of business or consistent with industry practice; and

(p) additional unsecured Indebtedness of an Obligor or any Subsidiary of an Obligor in an aggregate principal amount that, when taken together with all other Indebtedness incurred pursuant to this clause (p) does not exceed $10,000,000 outstanding at any time.

“Permitted Uses” has the meaning set forth in the Recitals.

“Person” means an individual, corporation, partnership, limited liability company, joint venture, trust, unincorporated organization or any other entity of whatever nature, including any governmental agency or authority.

“Responsible Officer” means, with respect to any Person, such Person’s chief executive officer, chief financial officer, president, chief accounting officer, treasurer, chief operating officer or controller, or such other personnel whose responsibilities include the administration or monitoring of this Agreement or the transactions hereby contemplated.

“Subsidiary” of any Person means any corporation, association, partnership, limited liability company, joint venture or other business entity of which more than 50% of the voting stock or other equity interest is owned directly or indirectly by such Person or one or more of the other Subsidiaries of such Person or a combination thereof. Unless otherwise defined or the context otherwise requires, all accounting terms used herein shall be construed, and all accounting determinations and computations required hereunder shall be made, in accordance with GAAP, consistently applied.

“Swap Contract” means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement.

“Taxes” has the meaning set forth in Section 3(f).

“Telenav” has the meaning set forth in the Recitals.

Section 2. Loans. (a) Advance of Loans. During the period from the date hereof through and including the date that is two (2) years after the Closing Date (the “Availability Period”), subject to the conditions set forth in Section 2(b), each Lender will make advances to Borrower (“Loans”) in an aggregate amount at any time outstanding not to exceed such Lender’s pro rata share of the Commitment, as set forth on Schedule 1. This is not a revolving line of credit, and any amount of the Loans repaid may not be reborrowed.

(b) Conditions Precedent to Advance of Loans. Each Lender’s obligation to advance any Loan hereunder (including the first Loan hereunder) is subject to the satisfaction or waiver by Lenders, in their sole discretion, of the following conditions precedent:

(i) Each Lender shall have received, not later than 12:00 Noon Pacific time at least one (1) Business Day prior to the Business Day of the requested Loan, a Loan request from Borrower in the form of Exhibit A hereto.

(ii) In the case of the Loans to be advanced on the Closing Date:

(A) The aggregate amount of such Loans shall not exceed the sum of (a) the amount required to be transferred by Purchaser Parties (as defined in the Merger Agreement) to the Paying Agent (as defined in the Merger Agreement) on the Closing Date, plus (b) the amount of any fees and expenses required to be paid Parent, Merger Sub or any of their respective Affiliates at the Closing by such Party.

(B) On the date of such Loans, the representations and warranties of each Obligor contained in Sections 4(b), (d) and (k) shall be true and correct with the same effect as though such representations and warranties had been made on and as of such date.

(C) On the date of such Loans, after giving effect thereto, all conditions to the Purchaser Parties’ obligations to effect the Merger set forth in Sections 7.1 and 7.2 of the Merger Agreement shall have been satisfied.

(D) On the date of such Loans, Telenav shall have executed and delivered to each Lender a ratification agreement in the form of Exhibit B hereto, and Thinknear, Inc. shall have executed and delivered to each Lender a Guarantor joinder agreement in the form of Exhibit C hereto; provided that, for purposes of clarification, it is understood that such ratification and joinder shall not be effective until the Merger has been consummated.

(iii) In the case of the Loans to be advanced on any date other than the Closing Date:

(A) after giving effect thereto, (i) all representations and warranties of each Obligor contained herein shall be true and correct in all material respects with the same effect as though such representations and warranties had been made on and as of such date, (ii) no Default shall have occurred and be continuing, and (iii) no Material Adverse Effect on an Obligor shall have occurred and be continuing.

Section 3. Payment. (a) Interest. (i) Subject to Sections 3(a)(ii)-(iii), Borrower shall pay interest on the outstanding principal amount of each Loan, from the date advanced until the date when repaid, in arrears, on (x) the Maturity Date and, at (y) the election of the applicable Lender (which election shall stand until such Lender delivers to Borrower notice of a change in such election) upon at least five (5) Business Days’ notice to Borrower, quarterly on the last business day of each March, June, September and December (each such quarterly date a “Quarterly Payment Date”)), at a per annum rate equal to three and eight tenths of one percent (3.8%). Interest shall be computed on the basis of a 360-day year for the actual number of days elapsed. Unpaid interest shall compound and be added to principal on each Quarterly Payment Date.

(ii) Upon the occurrence and during the continuance of an Event of Default, interest hereon shall accrue at a rate per annum that is two percent (2%) higher than the rate of interest set forth above; and, additionally, in the event that any amount of principal or interest, or any other amount payable hereunder, is not paid in full when due (whether at stated maturity, by acceleration or otherwise), Borrower shall pay interest on such unpaid principal, interest or other amount, from the date such amount becomes due until the date such amount is paid in full, payable on demand, at a rate per annum that is two percent (2%) higher than the rate of interest set forth above; provided that payment of any such interest at such rate shall not constitute a waiver of any Event of Default and shall be without prejudice to the right of any Lender to exercise any of its rights and remedies hereunder. All computations of interest shall be made on the basis of a year of 360 days for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest is payable.

(iii) Notwithstanding anything to the contrary contained in any Loan Document, the interest paid or agreed to be paid under the Loan Documents shall not exceed the maximum rate of non-usurious interest permitted by applicable law (in each case, the “Maximum Rate”). If any Lender shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the principal of such Lender’s Loans, and not to the payment of interest, or, if the excessive interest exceeds such unpaid principal, the amount exceeding the unpaid balance shall be refunded to Borrower. In determining whether the interest contracted for, charged, or received by any Lender exceeds the Maximum Rate, such Lender may, to the extent permitted by applicable law, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof, (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the Loans and other obligations of Borrower under the Loan Documents, or (d) allocate interest between portions of the Loans and other obligations under the Loan Documents to the end that no such portion shall bear interest at a rate greater than that permitted by applicable law.

(b) Repayment. Borrower shall repay the outstanding principal amount of each Loan on the Maturity Date.

(c) Prepayment. (i) Borrower may, at any time and from time to time, prepay the outstanding amount of the Loans in whole or in part, without premium or penalty, on at least three (3) Business Days’ notice to Lenders. Each such prepayment shall be made to the Lenders on a pro rata basis in accordance with their respective shares of the Commitment, unless Lenders shall provide written notice to Borrower of a different allocation of payments.

(ii) Together with any prepayment hereunder, Borrower shall pay accrued and unpaid interest to the date of such prepayment on the principal amount prepaid.

(d) Payment Dates; Application of Payments. All payments hereunder shall be made in lawful money of the United States of America and in same day or immediately available funds, prior to 12:00 noon (California time), to each Lender, in accordance with such Lender’s payment instructions. Whenever any payment hereunder shall be stated to be due, or whenever any interest payment date or any other date specified hereunder would otherwise occur, on a day other than a Business Day, then, except as otherwise provided herein, such payment shall be made, and such interest payment date or other date shall occur, on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of payment of interest hereunder. Each Lender shall apply all payments in respect of the Loan Documents (i) first, to pay any and all amounts in respect of any cost or expense reimbursements, fees or indemnities then due to such Lender, (ii) second, to pay interest then due and payable in respect of such Lender’s Loans, and (iii) third, to the ratable payment of all other amounts owing under the Loan Documents.

(e) No Setoff. Borrower agrees to make all payments under this Agreement without setoff or deduction and regardless of any counterclaim or defense.

(f) Payments Free of Taxes. Subject to the following sentence, any and all payments by or on account of any obligation of Borrower under any Loan Document shall be made without deduction or withholding for any all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any governmental authority, including any interest, additions to tax or penalties applicable thereto (collectively, “Taxes”). Notwithstanding the foregoing, if any applicable law requires the deduction or withholding of any Tax from any such payment by Borrower, then Borrower shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant governmental authority in accordance with applicable law and, if such Tax is an Indemnified Tax (as defined below), then the sum payable by Borrower shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section 3(f)), each Lender receives an amount equal to the sum it would have received had no such deduction or withholding been made. Each Lender shall deliver to Borrower, from time to time upon the reasonable request of Borrower, executed originals of IRS Form W-8 or W-9 (as applicable) certifying that such Lender is exempt from U.S. federal backup withholding tax. “Indemnified Taxes” means, without duplication, (i) Taxes, other than any of the following Taxes imposed on or with respect to any Lender or required to be withheld or deducted from a payment to any Lender: (A) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (1) imposed as a result of such Lender being organized under the laws of, or having its principal office or its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (2) Taxes imposed as a result of a present or former connection between such Lender and the jurisdiction imposing such Tax (other than connections arising from such Lender having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document), (B) U.S. federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to a Loan or Commitment pursuant to a law in effect on the date hereof, (C) Taxes attributable to such Lender’s failure to comply with the immediately preceding sentence and (D) any U.S. federal withholding Taxes imposed under Sections 1471 through 1474 of the Internal Revenue Code of 1986 as in effect as of the date hereof (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof and any agreements entered into pursuant to Section 1471(b)(1) of the Internal Revenue Code of 1986, and (ii) all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document (except any such Taxes that are imposed (x) with respect to an assignment and (y) as a result of a present or former connection (other than a connection arising from such Lender having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document) between such Lender and the jurisdiction imposing such Tax).

Section 4. Representations and Warranties. Each Obligor represents and warrants to Lenders that:

(a) Such Obligor is duly organized or formed, as the case may be, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation. Each of such Obligor and its Subsidiaries is qualified to do business and is in good standing in each jurisdiction in which the failure so to qualify or be in good standing would cause a Material Adverse Effect on such Obligor and its Subsidiaries taken as a whole, and has all requisite power and authority to own its assets and carry on its business, except to the extent that any failure would not reasonably be expected to result in a Material Adverse Effect on such Obligor and its Subsidiaries taken as a whole.

(b) Such Obligor has all requisite power and authority to execute, deliver and perform its obligations under this Agreement and the other Loan Documents to which it is a party.

(c) The execution, delivery and performance by such Obligor of this Agreement have been duly authorized by all necessary action of such Obligor and do not and will not (i) contravene the terms of the articles or certificate of incorporation, or bylaws, or other applicable organizational documents, of such Obligor, or result in a breach of or constitute a default under any lease, instrument, contract or other agreement to which such Obligor is a party or by which it or its properties may be bound or affected, except to the extent that such breach or default would not reasonably be expected to result in a Material Adverse Effect on such Obligor and its Subsidiaries taken as a whole; or (ii) violate any provision of any law, rule, regulation, order, judgment, decree or the like binding on or affecting such Obligor.

(d) This Agreement constitutes the legal, valid and binding obligation of such Obligor, enforceable against such Obligor in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, rules or regulations affecting the enforcement of creditors’ rights generally or by equitable principles.

(e) No authorization, consent, approval, license, exemption of, or filing or registration with, any governmental agency or authority, or approval or consent of any other person or entity, is required for the due execution, delivery or performance by such Obligor of its obligations under this Agreement.

(f) Neither such Obligor nor any of its Subsidiaries is in default under any obligation for borrowed money, any purchase money obligation or any other lease, commitment, contract, instrument or obligation, except in each case, to the extent that such default would not reasonably be expected to result in a Material Adverse Effect on such Obligor or Subsidiary.

(g) There are no actions, suits or proceedings pending or, to the best of such Obligor’s knowledge, threatened against such Obligor or any of its Subsidiaries or the properties of such Obligor or any of its Subsidiaries before any governmental agency or authority or arbitrator which if determined adversely to such Obligor or any such Subsidiary would cause a Material Adverse Effect on such Obligor and its Subsidiaries taken as a whole.

(h) Each of such Obligor and its Subsidiaries has duly filed all material tax and information returns required to be filed, and has paid all material taxes, fees, assessments and other governmental charges or levies that have become due and payable, except to the extent such taxes or other charges are being contested in good faith and are adequately reserved against in accordance with GAAP.

(i) None of the representations or warranties made by such Obligor in this Agreement as of the date of such representations and warranties, and none of the statements contained in any other Loan Document or other item of information with respect to Borrower and its Subsidiaries, including each exhibit or report, furnished by or on behalf of such Obligor to any Lender in connection with this Agreement, contains any untrue statement of a material fact or omits any material fact required to be stated therein or necessary, in each case, to make the statements made therein, in the light of the circumstances under which they are made, not misleading.

(j) To the best of such Obligor’s knowledge, there is no claim, defense, counterclaim or set-off which could be asserted by or is available to such Obligor against any Lender.

(k) As of the Closing Date:

(i) the representations and warranties of Telenav contained in Sections 4.1, 4.2, 4.4, 4.21 and 4.9(b) of the Merger Agreement are true and correct, except (A) with respect to Section 4.2, for any de minimis inaccuracies, and (B) in the case of each of the foregoing, to the extent any such representation and warranty addresses matters only as of a particular date or only with respect to a specific period of time, in which case such representation and warranty needs only be true and correct as of such date or with respect to such period; and

(ii) all other representations and warranties of Telenav set forth in the Merger Agreement are true and correct, in each case, (A) without giving effect to any limitation as to “materiality” or Company Material Adverse Effect, (B), other than those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, in which case such representations and warranties need only be true and correct as of such date or with respect to such period, and (C) except where the failure of such representations and warranties of Telenav to be so true and correct (without giving effect to any limitation as to “materiality” or Company Material Adverse Effect set forth therein), does not have, and would not reasonably be expected to have, individually, or in the aggregate, a Company Material Adverse Effect;

in each case, except to the extent that (x) such representation and/or warranty is not material to the interests of Lenders or (y) the Purchaser Parties do not have the right (taking into account any applicable cure provisions) to terminate their obligations under the Merger Agreement (in accordance with the terms thereof) as a result of a breach of such representation and/or warranty in the Merger Agreement.

Section 5. Affirmative Covenants. So long as any Obligations (other than unasserted or contingent indemnity or reimbursement obligations) remain outstanding:

(a) Each Obligor shall furnish to each Lender:

(i) promptly after a Responsible Officer of such Obligor has knowledge or becomes aware of the occurrence of any Default, a statement of the chief financial officer or similar financial officer of such Obligor setting forth details of such Default and the action that such Obligor proposes to take with respect thereto;

(ii) promptly after a Responsible Officer of such Obligor obtains knowledge thereof, written notice of any other condition or event which has resulted, or that could reasonably be expected to result, in a Material Adverse Effect on such Obligor and its Subsidiaries taken as a whole; and

(iii) such other statements, lists of property and accounts, budgets, forecasts, projections, reports, or other information respecting the operations, properties, business or condition (financial or otherwise) of such Obligor or its Subsidiaries as Lender may from time to time reasonably request (and in the case of any such lists, reports or other information, solely to the extent maintained by an Obligor or any Subsidiary thereof in the ordinary course of its business).

(b) Each Obligor shall, and shall cause each of its Subsidiaries to, maintain and preserve its legal existence, its rights to transact business and all other rights, franchises and privileges, in each case, necessary for the operation of Borrower’s and its Subsidiaries’ business, taken as a whole, in the normal course and the ownership of its properties.

(c) Each Obligor shall, and shall cause each of its Subsidiaries to, pay and discharge all taxes, fees, assessments and governmental charges or levies imposed upon it or upon its properties or assets prior to the date on which penalties attach thereto, and all lawful claims for labor, materials and supplies which, if unpaid, could reasonably be expected to result in the imposition of a Lien upon any properties or assets of such Obligor or any Subsidiary, in each case, except to the extent that (i) such taxes, fees, assessments or governmental charges or levies, or such claims, are being contested in good faith by appropriate proceedings and are adequately reserved against in accordance with GAAP or (ii) failure to do so would not reasonably be expected to result in a Material Adverse Effect on such Obligor or Subsidiary.

(d) Each Obligor shall, and shall cause each of its Subsidiaries to, comply in all material respects with the requirements of all applicable laws, rules, regulations and orders of any court or governmental department, commission, board, bureau, agency, or other instrumentality, domestic or foreign, and the terms of any obligation for borrowed money, any purchase money obligation or any other material lease, commitment, contract, instrument or obligation.

(e) Each Obligor shall use commercially reasonable efforts to maintain the registration of (if registered), protect against third-party infringement of, and defend against third-party claims regarding, all proprietary, industrial and intellectual property rights, under the applicable law of any jurisdiction or rights under international treaties, both statutory and common law rights (“Intellectual Property”) which such Obligor owns or purports to own (collectively, the “Obligor Intellectual Property”). Such Obligor shall do and cause to be done all things necessary to apply for, preserve, maintain and keep in full force and effect all of its registrations of trademarks, service marks and other marks, trade names and other trade rights, patents, copyrights and other intellectual property in accordance with prudent business practices.

(f) Each Obligor shall take any action reasonably requested by Majority Lenders to carry out the purpose and intent of this Agreement and the other Loan Documents.

(g) Each Obligor shall use commercially reasonable efforts to cause its Subsidiaries to execute and deliver to each Lender a Guarantor joinder agreement in the form of Exhibit C hereto within thirty (30) days following the Closing Date.

Section 6. Negative Covenants. So long as any Obligations (other than unasserted or contingent indemnity or reimbursement obligations) remain outstanding:

(a) Borrower shall not use the proceeds of the Loans for any purpose other than Permitted Uses.

(b) Borrower shall not incur additional Indebtedness other than Permitted Indebtedness without the prior written consent of Majority Lenders.

Section 7. Events of Default. Any of the following events which shall occur shall constitute an “Event of Default”:

(a) Any Obligor shall fail to pay when due any amount of principal or interest hereunder or other amount payable hereunder, and, in the case of any non-payment of any amount other than principal, the continuation of such failure for five Business Days.

(b) Any representation or warranty by any Obligor under or in connection with any Loan Document shall prove to have been incorrect in any material respect when made or deemed made and, to the extent the event or circumstances giving rise to such falsity is amenable to being cured such that the falsity would no longer exist, such falsity shall continue uncured for a period of thirty (30) days after such Obligor received written notice thereof from any Lender.

(c) Any Obligor shall fail to perform or observe any term, covenant or agreement contained in any Loan Document, and such failure shall continue uncured for a period of thirty (30) days after such Obligor received written notice thereof from any Lender.

(d) (i) Any Obligor or any of its Subsidiaries shall admit in writing its inability to, or shall fail generally or be generally unable to, pay its debts (including its payrolls) as such debts become due, or shall make a general assignment for the benefit of creditors, (ii) any Obligor or any of its Subsidiaries shall file a voluntary petition in bankruptcy or a petition or answer seeking reorganization, to effect a plan or other arrangement with creditors or any other relief under the Bankruptcy Reform Act of 1978, as amended or recodified from time to time (the “Bankruptcy Code”) or under any other state or federal law relating to bankruptcy or reorganization granting relief to debtors, whether now or hereafter in effect, or shall file an answer admitting the jurisdiction of the court and the material allegations of any involuntary petition filed against any such Person pursuant to the Bankruptcy Code or any such other state or federal law, (iii) any Obligor or any of its Subsidiaries shall be adjudicated a bankrupt, or shall make an assignment for the benefit of creditors, or shall apply for or consent to the appointment of any custodian, receiver or trustee for all or any substantial part of such Person’s property, or shall take any action to authorize any of the actions or events set forth above in this Section 7(d), (iv) an involuntary petition seeking any of the relief specified in this Section 7(d) shall be filed against any Obligor or any of its Subsidiaries and shall not be dismissed within 45 days, or (v) any order for relief shall be entered against any Obligor or any of its Subsidiaries in any involuntary proceeding under the Bankruptcy Code or any such other state or federal law referred to in this Section 7(d).

(e) The consummation of any Change of Control.

Section 8. Remedies. If any Event of Default shall occur and be continuing, (i) Majority Lenders may, by notice to Borrower, declare the entire unpaid principal amount of the Loans, all interest accrued and unpaid thereon and all other amounts payable hereunder to be forthwith due and payable, whereupon all unpaid principal of the Loans, all such accrued interest and all such other amounts shall become and be forthwith due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by Borrower, provided that upon the occurrence of an actual or deemed entry of an order for relief with respect to Borrower under the Bankruptcy Code, the result which would otherwise occur only upon giving of notice by Majority Lenders to Borrower as specified above shall occur automatically, without the giving of any such notice; and (ii) whether or not the actions referred to in clause (i) have been taken, each Lender exercise any or all of its rights and remedies under the Loan Documents, and proceed to enforce all other rights and remedies available to such Lender under applicable law.

Section 9. Guaranty. (a) Each Guarantor hereby unconditionally and irrevocably guarantees to each Lender and its successors, endorsees, transferees and assigns, the full and prompt payment when due (whether at stated maturity, by required prepayment, declaration, acceleration, demand or otherwise) and performance of the Obligations. The Obligations and all other indebtedness, liabilities and obligations to be paid or performed by Guarantors in connection with this Agreement shall hereinafter be collectively referred to as the “Guaranteed Obligations.” Guarantors’ obligations under this Agreement and under the Loan Documents shall be joint and several.

(b) Each Guarantor agrees, without any Lender first having to proceed against Borrower or any security held by such Lender (if any), (i) to pay on demand: (a) all sums due and to become due to such Lender from Borrower; and (b) all losses, costs, documented attorney’s fees or expenses which may be suffered by such Lender by reason of Borrower’s default on its obligations or Guarantor’s default under this Agreement and (ii) to perform all Obligations of Borrower. Guarantor’s obligations under this Agreement are independent of and separate from the obligations of Borrower. Upon the occurrence and during the continuance of any Default, any Lender may sue any Guarantor separately from any other Obligor, whether or not such Lender sues any other Obligor in such lawsuit and whether or not such Lender sues any Obligor in a separate lawsuit. If any Lender proceeds with any course of action under this Agreement or against Borrower, that choice shall not preclude such Lender from taking any other course of action.

(c) Each Guarantor’s obligations under this Agreement shall not be affected by the termination or change in the relationship between any Guarantor and Borrower. Each Guarantor assumes all responsibility for keeping informed of: (a) Borrower’s financial condition and assets; (b) all other circumstances bearing upon the risk of nonpayment of Borrower’s obligations to any Lender; and (c) the nature, scope and extent of the risks that such Guarantor assumes and incurs under this Agreement. Each Guarantor agrees that each Lender shall have no duty to advise such Guarantor of information known to any Lender regarding such circumstances or risks. Each Guarantor waives notice of any Lender’s acceptance of this guaranty and of presentment, demand, protest and notice of non-payment or protest as to any note or obligation signed, accepted, endorsed or assigned to any Lender by Borrower. Each Guarantor also waives any other demands and notices required by law. Each Guarantor also waives all set-offs, counterclaims and rights of recoupment. To the fullest extent permitted by law, each Guarantor also waives any defenses or benefits that may be derived from or afforded by applicable law limiting the liability of or exonerating guarantors or sureties, or which may conflict with the terms of this Agreement.

(d) Each Lender may at any time, without any Guarantor’s consent, without notice to Guarantor and without affecting or impairing any Guarantor’s obligations under this Agreement, do any of the following: (i) renew, modify (including any increase or decrease in the rate of interest), or extend any obligations of Borrower, any other Obligor or of any other party at any time directly or contingently liable for the payment of any of the Obligations; (ii) enter into additional extensions of credit to Borrower; (iii) accept partial payments of the Obligations; and (iv) settle, release (by operation of law or otherwise), compound, compromise, collect or liquidate any Obligations in any manner.

(e) If at any time performance and payment of the Obligations is rescinded or reduced in amount, or if any Lender must return any payments received from Borrower, each Guarantor’s obligations under this Section 9 shall be reinstated as to such Guarantor for the amount so reduced or returned.

Section 10. Costs and Expenses; Indemnification. (a) Each Obligor agrees to pay on demand all (i) costs and expenses of Lenders, and the reasonable and documented fees and disbursements of counsel, in connection with the negotiation, preparation, execution, delivery and administration of the Loan Documents, and any amendments, modifications or waivers of the terms of the Loan Documents, (ii) costs and expenses of Lenders, and the documented fees and disbursements of counsel, in connection with (A) any Default, (B) the enforcement or attempted enforcement of, and the protection or preservation of any rights under, any Loan Document, and (C) any out-of-court workout or other refinancing or restructuring or in any bankruptcy case, including, without limitation, any and all losses, costs and expenses sustained by any Lender as a result of any failure by any Obligor to perform or observe its obligations contained in any Loan Document.

(b) Each Obligor hereby agrees to indemnify each Lender, any affiliate thereof, and their respective directors, officers, employees, agents, counsel and other advisors (each an “Indemnified Person”) against, and hold each of them harmless from, any and all liabilities, obligations, losses, claims, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever, including the documented fees and disbursements of counsel to an Indemnified Person, which may be imposed on or incurred by any Indemnified Person, or asserted against any Indemnified Person by any third party, in any way relating to or arising out of, in connection with, or as a result of (i) the execution or delivery of any Loan Document or any agreement or instrument contemplated thereby, the performance by the parties to the Loan Documents of their respective obligations thereunder, the transactions contemplated by the Loan Documents, or (ii) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory (the “Indemnified Liabilities”); provided that no Obligor shall be liable to any Indemnified Person for any portion of such Indemnified Liabilities to the extent they are found by a final decision of a court of competent jurisdiction to have resulted from such Indemnified Person’s gross negligence or willful misconduct. If and to the extent that the foregoing indemnification is for any reason held unenforceable, each Obligor agrees to make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law.

Section 11. Miscellaneous. (a) No amendment or waiver of any provision of this Agreement or any other Loan Document, nor any consent to any departure by any Obligor therefrom, shall in any event be effective unless the same shall be in writing and signed by Majority Lenders and Borrower and then such amendment, waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided that Schedule 1 hereto may be amended from time to time by all Lenders together in their sole discretion to reallocate the Commitment among them, without consent of any other party hereto, so long as the amount of the Commitment does not decrease as a result of such change.

(b) All notices, requests and other communications under, or otherwise in connection with, any Loan Document shall be in writing (in the English language) and shall be deemed to have been duly given on the date of delivery (i) if delivered in person, (ii) if transmitted by electronic mail (“e-mail”) (but only if confirmation of receipt of such e-mail is requested and received; provided that each notice party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request), or (iii) if transmitted by national overnight courier, in each case as addressed as follows (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11(b)):

If to Jin, to him at:	c/o Telenav, Inc.
4655 Great America Parkway, Suite 300
Santa Clara, CA 95054
Attention: HP Jin
Email: hpjin@telenav.com

If to DMV, to it at:	c/o Rayson Technology Co. Ltd.
5F, No. 550, Ruei Guang Road
Taipei F5, Taiwan
Attention: Samuel Chen
Email: samuelchen@rayson.com

If to Borrower, to it at:	4655 Great America Parkway, Suite 300
Santa Clara, CA 95054
Attention: HP Jin
Email: hpjin@telenav.com

If to Parent, to it at:	c/o Telenav, Inc.
4655 Great America Parkway, Suite 300
Santa Clara, CA 95054
Attention: HP Jin
Email: hpjin@telenav.com

with a copy (which shall not constitute notice) to:

Norton Rose Fulbright US LLP 555 California Street, Suite 3300
San Francisco, California 94104
Attention: Lior Nuchi
Email: lior.nuchi@nortonrosefulbright.com

If to any other Guarantor, to it at:
c/o Telenav, Inc. 4655 Great America Parkway, Suite 300
Santa Clara, CA 95054
Attention: HP Jin
Email: hpjin@telenav.com

(c) This Agreement and the other Loan Documents reflect the entire agreement between Obligors and Lenders with respect to the matters set forth therein and supersede any prior agreements, commitments, drafts, communication, discussions and understandings, oral or written, with respect thereto.

(d) No failure on the part of any Lender to exercise, and no delay in exercising, any right, remedy, power or privilege under any Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, remedy, power or privilege preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. Lenders’ rights and remedies under this Agreement and the other Loan Documents are cumulative and not exclusive of any rights, remedies, powers and privileges that may otherwise be available to any Lender.

(e) Time is of the essence for the performance of each and every obligation under this Agreement and the other Loan Documents.

(f) Whenever possible, each provision of this Agreement and the other Loan Documents shall be interpreted in such manner as to be effective and valid under all applicable laws and regulations. If, however, any provision of this Agreement or any other Loan Document shall be prohibited by or invalid under any such law or regulation in any jurisdiction, it shall, as to such jurisdiction, be deemed modified to conform to the minimum requirements of such law or regulation, or, if for any reason it is not deemed so modified, it shall be ineffective and invalid only to the extent of such prohibition or invalidity without affecting the remaining provisions of this Agreement, or the validity or effectiveness of such provision in any other jurisdiction.

(g) This Agreement and each other Loan Document shall be binding upon, inure to the benefit of and be enforceable by each Obligor, each Lender and their respective successors and assigns.

(h) Each Obligor shall not have the right to assign its rights and obligations hereunder or any interest herein or therein without the prior written consent of Lenders. Following the Closing Date, each Lender may sell, assign, transfer or grant participations in all or any portion of Lender’s rights and obligations hereunder. In the event of any such assignment, the assigning Lender shall provide Borrower with a copy of the assignment agreement and the assignee shall be deemed a “Lender” for all purposes of this Agreement and any other documents and instruments relating hereto with respect to the rights and obligations assigned to it (provided that failure of assigning Lender to provide such a copy shall not affect the assignee’s status as a “Lender”). Each Obligor agrees that in connection with any such grant or assignment, the granting or assigning Lender may deliver to the prospective participant or assignee financial statements and other relevant information relating to each Obligor and its Subsidiaries.

(i) The Borrower shall maintain at one of its offices a copy of each assignment agreement delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts (and stated interest) of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive absent manifest error, and the Obligors and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement. The Register shall be available for inspection by any Lender, at any reasonable time and from time to time upon reasonable prior notice. Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of Borrower, maintain a register on which it enters the name and address of each participant and the principal amounts (and stated interest) of each participant’s interest in the Loans or other obligations under the Loan Documents (the “Participant Register”). The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. The Participant Register shall be available for inspection by the Borrower to the extent that such disclosure is necessary to establish that such Loan or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. This Section 11(h)(ii) is intended to cause the Loans to be treated as being in registered form under Section 5f.103-1(c) of the United States Treasury Regulations and shall be construed in a manner to satisfy such intent.

(j) (i) THIS AGREEMENT AND EACH OF THE OTHER LOAN DOCUMENTS SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS. (ii) EACH OBLIGOR AND EACH LENDER HEREBY WAIVES ITS RIGHT TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF OR RELATED TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT.

(k) Each party hereto hereby (i) submits to the non-exclusive jurisdiction of the courts of the State of New York and the Federal courts of the United States sitting in the Borough of Manhattan for the purpose of any action or proceeding arising out of or relating to this Agreement and any other Loan Document, (ii) agrees that all claims in respect of any such action or proceeding may be heard and determined in such courts, (iii) irrevocably waives (to the extent permitted by applicable law) any objection which it now or hereafter may have to the laying of venue of any such action or proceeding brought in any of the foregoing courts, and any objection on the ground that any such action or proceeding in any such court has been brought in an inconvenient forum and (iv) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner permitted by law. Nothing herein shall limit the right of any party hereto to bring any action or proceeding against any other party hereto or its property in the courts of other jurisdictions.

(l) Each party hereto acknowledges that Norton Rose Fulbright US LLP has represented solely Parent in connection with the Loan Documents and the transactions thereby contemplated. Each party hereto acknowledges that it has been advised by its own counsel in connection with this Agreement and the other Loan Documents and that the Loan Documents shall not be construed as having been drafted by any particular party.

[Remainder of page left blank; signatures to follow]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement, as of the date first above written.

TELENAV99, INC., as Borrower

By:	/s/ HP Jin
Name: HP Jin
Title: Chief Executive Officer, President and Treasurer

V99, INC., as a Guarantor

By:	/s/ HP Jin
Name: HP Jin
Title: Chief Executive Officer

/s/ Haiping Jin
Haiping Jin, as a Lender

DIGITAL MOBILE VENTURE LIMITED, as a Lender

By:	/s/ Samuel Chen
Name: Samuel Chen
Title: Director

SCHEDULE 1

LENDERS AND PRO RATA SHARES

Lender	Pro Rata Share of Commitment	Individual Amount of Commitment
Haiping (HP) Jin	20%	$51,400,000
Digital Mobile Venture Limited	80%	$205,600,000

Total	100%	$257,000,000